

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via E-mail</u>
Neil Dougherty
Senior Vice President and Chief Financial Officer
Keysight Technologies, Inc.
1400 Fountaingrove Parkway
Santa Rosa, CA 95403

> **Re: Keysight Technologies, Inc.**
> **Registration Statement on Form 10**
> **Filed March 5, 2014**
> **File No. 001-36334**

Dear Mr. Dougherty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your statement that information in exhibit 99.1 is not "deemed to be a part hereof" unless specifically incorporated by reference. Please provide us your analysis of how an exhibit to your Form 10 is not a part of your Form 10. In this regard, please also ensure that the sections of the exhibit incorporated by reference in response to each required Form 10 Item completely address the requirements of that Item. For example, it appears that the information you incorporate in response to Item 6 does not include the disclosure required by Regulation S-K Item 407(e)(4). Also, please ensure that the captions of the sections of the exhibit incorporated by reference correspond to the section captions referenced throughout your Form 10. For example, Item 6 of your filing refers to an "Executive Compensation" section even though the exhibit does not contain a section with that caption.

Item 1. Business, page 1

2.   Please revise the "Reasons for the Separation" section beginning on page 5 of exhibit
        99.1 to disclose your summary of potential benefits and potential negative factors with
        equal prominence. We note that currently you provide a separate bullet point in the
        summary for each of the potential benefits on pages 116 and 117 of exhibit 99.1, but you
        include only a portion of the potential negative effects in one sentence at the bottom of
        page 5.

3.   Please reconcile your statement on page 6 of exhibit 99.1 that your website is not
        incorporated by reference with your CEO's statement on the second page of exhibit 99.1
        encouraging readers to visit the website. See footnote 41 in Release 34-42728 (April 28,
        2000). Also, provide us your analysis of how telling readers that they should not rely on
        information on your website is consistent with footnotes 62-68 and the accompanying
        text in Release 34-58288 (August 1, 2008).

Item 6. Executive Compensation, page 2

4.   Refer to the "Termination and Change of Control Agreements" section beginning on page
        102 of your information statement. Please clarify whether your named executive officers
        will continue to have rights upon a change in control of Agilent after the spinoff.

Item 7. Certain Relationships and Related Transactions, page 2

5.   Please expand the section captioned "The Cash Distribution" on page 109 of the
        information statement to explain the purpose, effect and amount of the distribution. In
        this regard, please complete the other missing sections of your disclosure, such as the
        missing descriptions of the agreements mentioned on pages 113, 114 and 126 of the
        information statement.

6.   We note your disclosure on page 114 of exhibit 99.1 that you will grant an intellectual
        property license back to Agilent. Please tell us the extent to which Agilent can compete
        with you given this or other agreements.

Item 9. Market Price of, and Dividends on, the Registrant's Common Equity . . ., page 2

7.   You may not qualify your disclosure by reference to statutes. Please revise the first
        paragraph on page 127 of your information statement accordingly.

8.   Please revise your filing to include the information required by Regulation S-K Item
        201(a)(2)(i).

Exhibits

9.   Please provide us your analysis of whether you have a beneficial interest in the agreement with Hewlett-Packard Company mentioned on page 67 of exhibit 99.1 such that the agreement should be filed as an exhibit to this registration statement.

10.   Please file the change in control agreements mentioned on page 102 of exhibit 99.1.

Exhibit 99.1

Keysight's business may suffer, page 12

11.   Please quantify the portion of your revenue from the sales mentioned in the first sentence of this risk factor.

If tax incentives change, page 14

12.   Please tell us the material conditions to receiving the tax benefits, and provide us your analysis of whether there is a material risk of not satisfying any such condition.

Many contracts, which will need to be assigned from Agilent . . ., page 18

13.   Please disclose the portion of your business derived from agreements to which you have not received consent.

Keysight may not be able to engage in certain corporate transactions . . ., page 20

14.   Please complete the blanks throughout this document, including the information omitted after the first paragraph of this section.

Dividend Policy, page 27

15.   With a view toward clarified disclosure, please tell us whether holders of an Agilent share and a Keysight share after the spinoff will receive the same aggregate dividends as holders of an Agilent share historically received before the spinoff. Do you intend that the aggregate dividends paid will be reduced due to the spinoff, or will Agilent pay a greater percentage of its post spinoff assets in the form of dividends to retain its historic dividend amount?

Capitalization, page 28

16.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Notes to Unaudited Pro Forma Combined Financial Statements, page 34

17.   We note that you present your pro forma earnings per share, basic and diluted.   Please revise your filing to show your computations of the weighted average shares outstanding, basic and diluted, on a pro forma basis.

18.   We note your presentation is incomplete. In future filings, please explain the basis for determining each of the pro forma adjustments presented. For example, explain how the amount of shared technology assets was determined, rather than referring to the separation. Additionally, explain how you determined the amount of interest expense to record, including the weighted average interest rates utilized.

19.   Further to the above, please revise your filing to disclose the expected useful lives or amortization periods of significant assets transferred and the related depreciation and amortization expenses.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 36

20.   Please revise the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section to disclose clearly the difference between orders and revenue, when orders become revenue, and any material limitations on a disclosed dollar amount of orders to generate the same dollar amount of revenue.

21.   Please separately quantify for us the effect of each of the material reasons for the change in revenue that you mention throughout your discussion of your results of operations, such as the loss of business from a large communications test customer.

Critical Accounting Policies and Estimates, page 38

Retirement and post-retirement plan assumptions, page 40

22.   On page 29, you disclose that your actual assumed net benefit plan obligations could change significantly from your estimates. Please provide us with a discussion of the nature of any material estimates and assumptions involving subjectivity and judgment and why such estimates are likely to bear the risk of change. Refer to Financial Reporting Codification Section 501.14.

Foreign Currency, page 43

23.   Please clarify how the Agilent activities that you mention in this section affect you after the spinoff.

Costs and Expenses, page 45

24.   We note you have discussed that gross margins in the current year are higher on a volume-adjusted basis even though actual gross margins for the current year are lower. Please provide an explanation of how you define the term "volume-adjusted" and how this measure is useful in understanding your results of operations.

Financial Condition, page 54

Liquidity and Capital Resources, page 54

25.   Please tell us what consideration you have given to providing disclosures to discuss the potential impact on liquidity associated with the repatriation of undistributed earnings of foreign subsidiaries. As part of your response, please tell us the tax impact of such repatriation and your current intention with regard to repatriation of such funds. Refer to Item 303(a)(1) of Regulation S-K.

Conditions to the Distribution, page 120

26.   Refer to the last sentence on page 121. Please tell us the authority on which you rely to notify investors of "material changes to material terms" only by press release or Form 8-K and not by a revision to this information statement.

Notes to Combined Financial Statements, page F-8

Note 1 – Overview and Summary of Significant Accounting Policies, page F-8

27.   On page 9, you disclose a risk factor for your dependence on contract manufacturing. Please tell us how you concluded such concentration does not require disclosure in your financial statements. Refer to paragraphs 275-10-50-16 through 275-10-50-23 of the FASB Accounting Standards Codification.

Note 5 – Income Taxes, page F-22

28.   For any country in which you enjoy a tax holiday, please provide and include in future filings:

   •   the aggregate dollar and per share effects of the tax holiday and
   •   the factual circumstances including the date on which the special tax status will terminate.

        Refer to SAB Topic 11.C.

29.   Please describe the principal provisions of the method by which the consolidated amount of current and deferred tax expense is allocated to members of the group and the nature and effect of any changes in that method during the years presented. Refer to paragraph 740-10-50-17 of the FASB Accounting Standards Codification.

30.   Given that you have $3.9 billion of undistributed foreign earnings considered indefinitely reinvested, please explain to us why your total invested equity is $1.2 billion as of October 31, 2013

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Stephen Williams